Exhibit 99.2

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP
LIMITED

SHENZHEN PENGAI HOSPITAL INVESTMENT
MANAGEMENT CO., LTD.

AND

ZHOU Pengwu

DING Wenting

AND

LAFANG CHINA CO., LTD.

HAINAN RUNMING BIOTECHNOLOGY CO., LTD.

HAWYU (HK) LIMITED

in relation to

SHARE SUBSCRIPTION AGREEMENT

OF

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP
LIMITED (AS AMENDED IN 2022)

May, 2022

Content

1.	Definitions And Interpretations	3

2.	This Private Placement/This Offering	7

3.	Conditions Precedent To This Private Placement	8

4.	Closing	11

5.	Representations And Warranties	13

6.	Covenants	13

7.	Liability For Breach And Termination	16

8.	Confidentiality	19

9.	Notices	19

10.	Governing Laws And Dispute Resolution	21

11.	Earnest Money	22

12.	Execution And Effectiveness	23

13.	Miscellaneous	23

Schedule I		1

Representations And Warranties		1

1.	Representations And Warranties Of The Company and the Warrantors	1

2.	Representations, Warranties And Covenants Of The Investors	10

SHARE SUBSCRIPTION AGREEMENT OF AESTHETIC MEDICAL

INTERNATIONAL HOLDINGS GROUP LIMITED (As amended in 2022)

This Share Subscription Agreement of Aesthetic Medical International Holdings Group Limited (as amended in 2022) (this "Agreement") is entered into as of May 30, 2022 in Nanshan District, Shenzhen, Guangdong, the PRC by and among:

(1)	Aesthetic Medical International Holdings Group Limited (“AIH”), an exempted company duly incorporated and validly existing under the laws of the Cayman Islands, with its registered address at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

Shenzhen Pengai Hospital Investment Management Co., Ltd. (“Pengai Hospital”) is a private company registered and validly existing under the laws of the PRC with a unified social credit code of 91440300769184144M and its registered address at South 4/F, Building 7A, Nanyou No. 4 Industrial Park, Nanshan District, Shenzhen.

(2)	Zhou Pengwu (“Dr. Zhou Pengwu”), a PRC citizen (ID Card No.: 360302195410010513);

Ding Wenting (“Ms. Ding Wenting”), a citizen of the PRC (ID Card No.: 430302196503071529).

Lafang China Co., Ltd. (“Lafang”) is a public company registered and validly existing under the laws of the PRC with a uniform social credit code of 91440500734127713X and its registered address at Lafang Industrial Town, Xinqing Road, National Highway 324, Chaonan District, Chaoshan.

Hainan Runming Biotechnology Co., Ltd. (hereinafter referred to as “Hainan Runming Biotechnology”) is a special purpose vehicle (hereinafter referred to as “SPV”) company established by Lafang China Co., Ltd. on May 27, 2021 in Haikou, Hainan Province, with its uniform social credit code of 91460000 MA5U14G364 and its registered address at Room A23-196, 5/F, Tower A, Incubator, No. 266 Nanhai Avenue, National Hi-tech Industrial Development Zone, Haikou, Hainan Province.

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Hawyu (HK) Limited (“Hawyu HK”) is an offshore SPV established by Hainan Runming Biotech in Hong Kong on June 11, 2021 with its enterprise code of 3057206 and its registered address at Room 32, Floor 11, Lee Ka Industrial Building, 8, Ng Fong Street, San Po Gang, Kowloon, Hong Kong.

The above parties may be referred to herein individually as a “Party” or collectively as the “Parties”; AIH, Pengai Hospital and their Affiliates are hereinafter collectively referred to as the “Company” or the “Group Companies”; Dr. Zhou Pengwu and Ms. Ding Wenting are hereinafter collectively referred to as the "Warrantors"; Lafang, Hainan Runming Biotechnology and Hawyu HK are hereinafter collectively referred to as the “Investors”.

Whereas:

(A)	AIH is a company duly incorporated, validly existing under the laws of the Cayman Islands and listed on the NASDAQ U.S. (stock ticker: AIH). As of the date hereof, AIH is authorized to issue a total of 1,500,000,000 shares and 70,703,671 ordinary shares have been issued at a par value of US $0.001 each.

(B)	AIH desires to issue and sell shares to the Investors and the Investors desire to purchase from AIH such shares; through amicable negotiation, the Parties hereto agree to the issuance of ordinary shares by AIH on the terms and conditions set forth herein for the subscription of such ordinary shares by the Investors (the “Private Placement”);

(C)	Dr. Zhou Pengwu and Ms. Ding Wenting are spouses and as of the date hereof, Dr. Zhou Pengwu and Ms. Ding Wenting are the actual controllers of the Company.

(D)	Lafang, AIH and Pengai Hospital entered into the Share Subscription Agreement of Aesthetic Medical International Holdings Group Limited (the “Original Subscription Agreement”), the Supplementary Agreement to Share Subscription Agreement relating to Aesthetic Medical International Holdings Group Limited (the “Supplementary Agreement I”) and the Share Subscription Agreement relating to Aesthetic Medical International Holdings Group Limited (the “Supplementary Agreement II”), dated May 16, 2021, June 2, 2021, and January 28, 2022 respectively.

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The foregoing three agreements are collectively referred to as the "Original Agreements”.

NOW, THEREFORE, BASED ON THE PRINCIPLE OF EQUAL COOPERATION AND MUTUAL BENEFIT, THE COMPANY AND THE INVESTORS AGREE AS FOLLOWS:

1.	Definitions and Interpretations

1.1	Definitions

In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the following meanings:

(1)	"Private Placement/This Offering" has the meaning indicated in WHEREAS (B).

(2)	"Issuance of Shares/Subscription" means AIH hereby proposes to issue to the Investors 21,413,276 ordinary shares.

(3)	"ODI" means Overseas Direct Investment.

(4)	Completion of ODI Approval/Filing Procedures, including without limitation the completion of, the National Development and Reform Commission approval/filing, Ministry of Commerce approval/filing, and foreign exchange registration at the State Administration of Foreign Exchange, etc.

(5)	"Confidential Information" means

(i)	Any information in relation to any trade secrets of the Parties or of a confidential nature (including any proprietary, technical and commercial information recorded or stored in any form (including computer disks or CDs or audio or videotapes);

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(ii)	Any information pertaining to the business, properties, financial or other affairs of one party to the other;

(iii)	Information relating to the provisions and subject matter of this Agreement and the other Transaction Documents;

(iv)	Details of the existence and purpose of this Agreement;

(v)	Any information pertaining to the negotiations of this Agreement and other Transaction Documents, including the information of any negotiations or communications between the Parties hereto after the date of this Agreement.

(6)	"Force Majeure Event" means the unforeseeable, unavoidable and uncontrollable occurrence, including, but not limited to, earthquake, volcanic eruptions, floods, tsunamis, typhoons, terrorist attack, act of war, strike, riot, etc.

(7)	"Affiliate" means any Person that directly or indirectly controls, or is directly or indirectly controlled by one Person, or is under common control by the same Person.

(8)	"Business Day" means a calendar day on which banks are generally open for business in Beijing, Hong Kong and Cayman Islands, other than a Saturday, Sunday or statutory holiday.

(9)	"Transaction Documents" means this Agreement and other agreements, instruments and certificates executed by the Parties for the purpose of, in connection with or entered into for the purpose of, this Private Placement.

(10)	"Control" means, as to a certain entity, any other Person (or multiple Persons acting in concert), directly or indirectly: (i) owns more than 50% of the outstanding shares, equity interest or other equity interests in such entity; (ii) is entitled to direct the management or policies of such Person through the ownership of more than 50% of the voting power of such Person, or through proxy ownership of more than 50% of the voting power of such Person, or through the right to appoint a majority of the members of the board of directors or similar governing body of such Person, or through other means such as contractual arrangements.

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(11)	"Execution Date" means the date on which this Agreement is signed (sealed) by all authorized signatories from the Parties listed in the beginning of this Agreement.

(12)	"Closing Date" shall take place within three (3) Business Days subject to all Conditions Precedent being satisfied, reached or waived or at such time or date as may be agreed in writing between the Parties (if any).

(13)	"Fundamental Representations" means Section 1.1, 1.2, 1.3, 1.5, 1.6, 1.7 and 1.13 of “Representations and Warranties of the Company” in Schedule I hereto.

(14)	“Renminbi” or “RMB” shall mean the lawful currency used in the People's Republic of China.

(15)	"US Dollars" shall mean the official currency in the U.S. (as defined below).

(16)	"Person" shall mean any natural person, corporation, company, partnership, trust, association, governmental authority (including governmental department) or any other entity whether acting in an individual, trustee or otherwise.

(17)	"Intellectual Property" shall mean trademarks, service marks, trade names, logos, patents, inventions, design rights, copyrights, proprietary technology as well as other confidential information, and all other related property rights.

(18)	"Material Adverse Change" means any event, change, circumstance, occurrence, effect, result or state of facts that, individually or in the aggregate, (i) is, or would reasonably be expected to be, materially adverse to the business, assets, Liabilities, condition (financial or otherwise), results of operations or prospects of the Group Companies, taken as a whole, or (ii) materially impairs, or would reasonably be expected to materially impair, the ability of AIH to consummate any of the transactions contemplated by this Agreement, or prevent or materially delay any the transactions contemplated by this Agreement.

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For the avoidance of doubt, a "Material Adverse Change" shall not include any event, fact, circumstance, change or effect that results directly or indirectly from:

（a）           Force Majeure Event;

（b）           any changes in the International Financial Reporting Standards or any authoritative interpretation thereof;

（c）           any action (or omission) required by this Agreement or any action requested or consented to in writing by the Investors; or

（d）           the announcement, disclosure or ongoing performance of this Private Placement; the performance of this Agreement or any other agreement; the consummation of this Private Placement.

(19)	"China" or "PRC" means the People's Republic of China, but solely for the purpose of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(20)	"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China.

(21)	"U.S." means the United States of America.

(22)	"Cayman Islands" means the Cayman Islands, a British overseas territory in the Western Caribbean islands.

(23)	"Governing Law" means any law, regulation, statute, judgment, order, decree, by-law, approval, directive, guidance, policy, requirement, or other governmental restrictions applicable to one Party, or any decision, interpretation or administrative order in similar form having the effect of law in the jurisdiction of the Parties.

(24)	"Transition Period" means the period starting from the Execution Date until the later of (i) the Closing Date or (ii) December 31, 2022 except for any period of time that may be otherwise agreed upon by the Parties in writing.

1.2	Interpretations

1.2.1	The headings used in this Agreement for the ease of reference only and shall not in any event affect the meaning or interpretation of this Agreement.

1.2.2	The Schedules of this Agreement have the same force and effect as if they are an integral part of this Agreement, and any reference to this Agreement shall include Schedules.

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1.2.3	Unless the context otherwise requires, any reference to a statutory provision shall include subsequent amendments, changes, additions or re-enactments from time to time.

2.	This Private Placement/This Offering

2.1	Transaction Arrangement of this Private Placement

Subject to the terms and conditions of this Agreement, the Investors agree to invest the US Dollars equivalent of RMB100 million in AIH calculated pursuant to the middle exchange rate between Renminbi and US Dollars published by the People's Bank of China on the date immediately prior to the Closing Date (if such date is not a Business Day, the Business Day immediately preceding such date) (the "Investment Price") to subscribe for 21,413,276 common shares of AIH in this Issuance (the "Shares").

2.2	Payment of Investment Price

The Investors agree to pay the Investment Price on schedule after the satisfaction (or waiver) of the conditions precedent in accordance with Section 4 hereof.

2.3	Use of Proceeds

Except as otherwise provided in this Agreement, AIH shall use the proceeds to be received from this Offering for business expansion, working capital or other purposes as consented by the Investors in accordance with the approved company budget and business plan.

2.4	Register of members and Shareholders' Equity

AIH shall issue a register of members to the Investors on the Closing Date provided that AIH has received the entire Investment Price paid by the Investors. The particulars recorded in the register of members of AIH shall comply with relevant regulations of the Cayman Islands.

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3.	Conditions Precedent to this Private Placement

3.1	Conditions Precedent

3.1.1	Conditions Precedent to the Investors

The Closing of this Private Placement and payment of the Investment Price by the Investors shall be subject to the satisfaction, or written waiver by the Investors, of the following conditions precedent:

(1)	The Company shall have provided the electronic copy of the draft registration document for change in the shareholder register in connection with this Private Placement in the Cayman Islands;

(2)	The Company shall have executed and delivered the original copies of the Transaction Documents to which it is a Party;

(3)	In the case of the Fundamental Representations made by the Company, such representations and warranties are true, accurate, complete and not misleading as of the date of this Agreement, and shall remain true, accurate, complete and not misleading as of the Closing Date, with the same force and effect as if made on the Closing Date; in the case of other representations and warranties made by the Company, such representations and warranties are true, accurate, complete and not misleading as of the date of this Agreement, and shall remain true, accurate, complete and not misleading as of the Closing Date, with the same force and effect as if made on the Closing Date, except for any failure to be true and correct as of the Closing Date, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change.

(4)	Any of the covenants and agreements contained in this Agreement to be performed by the Company on or before the Closing Date shall have been performed in all material respects;

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(5)	No governmental authority shall have formulated, promulgated, implemented or adopted any law, policy or governmental order that would render this Private Placement unlawful or otherwise restrict or prohibit this Private Placement, and there shall have been no dissuading or stopping this Private Placement by relevant regulatory authorities;

(6)	The Investors shall have completed the concentration filing of business operators and achieved the Completion of ODI Approval/Filing Procedures (including, without limitation, the National Development and Reform Commission approval/filing, Ministry of Commerce approval/filing, and foreign exchange registration at the State Administration of Foreign Exchange);

(7)	From the date hereof until the Closing Date, no Material Adverse Change shall have occurred to the conditions (financial or otherwise), operation results, assets, regulatory status, business or prospects of the Company, taken as a whole, nor shall any single or several events have occurred which, individually or in the aggregate, have had, or could reasonably be expected to occur, a Material Adverse Change; and

(8)	The Company shall have obtained the approval of its board of directors to conduct this Private Placement with respect to the execution and performance of the Transaction Documents.

(9)	The concentration filing of business operators relating to the transactions contemplated by this Agreement (if applicable) is approved by the anti-monopoly review authority of China.

3.1.2	Conditions Precedent of the Company

The Closing of this Private Placement by the Company shall be subject to the satisfaction as confirmed by the Company or written waiver by the Company, of the following conditions precedent:

(1)	The Investors shall have executed and delivered originals of Transaction Documents to which it is a Party;

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(2)	The representations and warranties made by the Investors in Section 5.2 are true, accurate, complete and not misleading as of the date hereof, and shall remain true, accurate, complete and not misleading as of the Closing Date, with the same force and effect as if made as of the Closing Date, except where any failure to be true and accurate would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change.

(3)	Any covenants and agreements contained in this Agreement to be performed by the Investors on or prior to the Closing Date shall have been performed in material respects;

(4)	No governmental authority shall have formulated, promulgated, implemented or adopted any law, policy or governmental order that would render this Private Placement unlawful or otherwise restrict or prohibit this Private Placement;

(5)	The Investors shall have completed the of concentration filing of business operators and achieved Completion of ODI Approval/Filing Procedures (including, without limitation, the National Development and Reform Commission approval/filing, Ministry of Commerce approval/filing, and foreign exchange registration at the State Administration of Foreign Exchange); and

(6)	The Company shall have obtained the approval of its board of directors to conduct this Private Placement with respect to the execution and performance of the Transaction Documents.

3.2	Fulfilment, Waiver and Period of Conditions Precedent

3.2.1	The Parties agree and undertake to use their best efforts to fulfil the Conditions Precedent as set forth in Section 3.1 above as soon as reasonably practicable.

3.2.2	If any condition precedent under Section 3.1.1 hereof is not satisfied or waived by the Investors prior to December 31, 2022 ("Long Stop Date"), the Investors shall have the right to terminate this Agreement; if any condition precedent under Section 3.1.2 hereof is not satisfied or waived by the Company, the Company shall have the right to terminate this Agreement. In such case, the provisions of Section 7.3 shall apply provided that such right to terminate this Agreement shall not be available to any Party whose failure to perform any of its obligations under this Agreement results in the failure of the Conditions Precedent to be satisfied. If all conditions precedent have been satisfied or waived by the Long Stop Date, the Parties will proceed to Closing pursuant to Section 4.

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4.	Closing

4.1	Subject to the terms and conditions hereof, the Closing referred to herein (the "Closing") shall take place via the remote exchange of documents and signature pages within three (3) Business Days after the conditions to the performance of obligations of the Parties hereto as set forth in Section 3.1.1 and 3.1.2 hereof are proved as being satisfied, realized or waived, or at such other time or on such other date as the Parties may mutually agree upon in writing (the date of the Closing shall be referred to as the "Closing Date") .

4.2	At Closing, the Parties shall perform the following Closing matters:

4.2.1	The Investors shall deliver the following documents to the Company:

(1)	Bank payment receipt evidencing the full payment of the Investment Price to the offshore account designated by the Company; and

(2)	Executed originals of each Transaction Document to which the Investors are parties.

4.2.2	The Company shall deliver the following documents to the Investors:

(1)	a register of members of the Company by the registered agent of the Company in the Cayman Islands, on which Hawyu HK has been recorded as a shareholder holding 21,413,276 shares of the Company and free from any encumbrance of the equity, formalities and contents of the register of members shall comply with the relevant regulations of the Cayman Islands, provided that the Company shall have received the full Investment Price paid by the Investors. If the Company fails to receive the full Investment Price paid by the Investors, the Investors shall have no shareholder's rights (including, without limitation, voting right) and the Company reserves the right to remove the Investors from the register of members at any time despite the fact that the Investors are registered as shareholders of the Company in the register of members;

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(2)	a scanned copy of the share certificate reflecting the Investors (represented by Hawyu HK) as the holder of the Shares, while the original copies shall be delivered to the Investors within five Business Days after the Closing, provided that the Company shall have received the full Investment Price paid by the Investors. If the Company fails to receive the full Investment Price paid by the Investors, the Investors shall have no shareholder's rights (including, without limitation, voting right) and the Company reserves the right to revoke such share certificate at any time despite the fact that the Company has issued share certificates with respect to the Shares to which the Investors are the holders;

(3)	a true and integrated copy of the resolutions duly and effectively adopted by a meeting of the Board of the Company;

(4)	original copies of Transaction Documents executed by the Company as one side of this Agreement; and

(5)	a certification executed by the legal representative of the Company, stamping with the company's common seal, certifies that the conditions in Section 3.1.1 have been fully satisfied.

4.3	Payment of Investment

The Investors shall remit Investment Price to the Company's account as follows:

Account Number: 1104914027

Name: Aesthetic Medical International Holdings Group Limited

Opening Bank: Citibank N.A., Hong Kong Branch

SWIFT Code: CITIHKHXXXX

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5.	Representations and Warranties

5.1	Representations and Warranties of the Company and the Warrantors

The Company and the Warrantors make the representations and warranties to the Investors as set forth in Section 1 of Schedule I of this Agreement, and the representations and warranties of the Company shall be valid until 18 months after the Closing Date.

5.2	Representations and Warranties of the Investors

The Investors make the representations and warranties to the Company as set forth in Section 2 of Schedule I to this Agreement.

6.	Covenants

6.1	Restrictions on Transition Period

Subject to the fiduciary obligations of the board of directors of the Company, between the Execution Date hereof and the Closing Date,, the Company undertakes that the Company will consistently operate and maintain the relationships with customers in the normal manner and, except for acts performed pursuant to this Agreement or with the prior written consent of the Investors, the Company shall not:

(1)	Issue, sell, pledge, transfer, dispose of or otherwise subject to any encumbrance, any (i) shares of capital stock of any corporation, or any options, warrants, convertible securities or other rights to acquire any such shares, or any other equity or ownership interests in AIH or any of its subsidiaries, or (ii) any property or assets of AIH or any of its subsidiaries, other than sales or transfers of inventory in the ordinary course of business and consistent with past practice;

(2)	Declare, set aside, make or pay any distribution of profits, dividends, bonuses or other distributions;

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(3)	Enter into any lease or renewal of lease of real or personal property involving a contractual term in excess of one year or individual lease obligations in excess of RMB200,000 per year;

(4)	Incur any indebtedness or issue any debt securities, or assume, guarantee, endorse or otherwise become liable for the obligations of any Person or incur any loans or advances for any purpose other than in the principal business of the Company; provided, however, that in no event shall the Company or any of its Subsidiaries (i) create, assume or guarantee any long-term indebtedness for borrowed money, or (ii) make any optional voluntary repayment of any indebtedness for borrowed money;

(5)	Reclassify, consolidate, subdivide or redeem, or directly or indirectly purchase or otherwise acquire any share capital or other equity or ownership interests in, or any other change to, any of its capital structure;

(6)	Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, reorganization, recapitalization or other reorganization of any Group Company or otherwise alter the corporate structure of any Group Company;

(7)	Amend its Articles of Association or similar constitutional instruments, except as amended pursuant to this Agreement;

(8)	Change any of the Company's methods of accounting or accounting practice or system, except as required by applicable accounting standards;

(9)	Enter into any arrangement, contract or agreement with an Affiliate (other than those based on the principle of arm's length transactions and for the conduct of ordinary business); and

(10)	Acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material assets or enter into any joint venture, strategic alliance, exclusive dealing, non-compete or similar contract or arrangement;

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(11)	Amend, waive, modify or consent to the termination of any material contract or amend, waive, modify or consent to the termination of the Company's or any of its subsidiaries' rights thereunder, or enter into any contract other than in the ordinary course of business consistent with past practice;

(12)	Adopt, establish, amend or terminate any employee incentive plan or agreement, program, policy, trust or other arrangement relating thereto or granted any shares, phantom shares or long-term incentive awards (including options or cash awards);

(13)	Increase the compensation paid or the benefits provided by any of the directors, officers or employees of the Company, or paid any severance or termination pay, or paid, loaned or advanced any amount to any director, officer or employee of any Company, or formulated, adopted, entered into or amended any plan;

(14)	Cancel, compromise, waive or release any rights or claims other than in the ordinary course of business consistent with past practice;

(15)	Accelerate the collection or discounting of any accounts receivable, defer the payment of accounts payable or defer expenditures; reduce inventory or otherwise increase cash on hand;

(16)	Commence or settle any action;

(17)	Take other actions or knowingly fail to take any action which may have a real or potential adverse effect on the Private Placement or any other actions that may have a real or potential adverse effect on the Company's operations and business;

(18)	Announce the intention to enter into any formal or informal agreement or otherwise commit to do any of the foregoing.

6.2	Funds Repatriation

The Company shall, and the Warrantors shall procure the Company to, complete all registrations, filings and procedures (including registrations with relevant State Administration of Foreign Exchange authorities) for the repatriation of the offshore funds of the Company into the PRC prior to the Closing.

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6.3	F-3 Registration

The Parties agree that prior to the Closing, AIH shall be entitled to file Form F-3 with the U.S. Securities and Exchange Commission to register the shares of AIH ordinary shares. AIH shall not issue such shares of AIH ordinary shares registered on Form F-3 prior to the Closing, unless the closing of this Private Placement does not occur on or before July 15, 2022. If the closing of this Private Placement does not occur on or before July 15, 2022, AIH shall be entitled to issue such shares of AIH ordinary shares registered on Form F-3 after July 15, 2022.

6.4	Capital Expenditure

The Parties agree that prior to the Closing, if AIH authorizes or makes any commitment for the capital expenditure of the Company as a whole in excess of RMB 300,000 individually or RMB 600,000 in the aggregate, it shall notify the Investors prior to such authorization or commitment.

7.	Liability for Breach and Termination

7.1	If all the conditions precedent under Section 3.1 have been satisfied (or waived), but the Closing is not completed due to the failure of any Party to perform its obligation under this Agreement or to perform the agreed Closing matters pursuant to Section 4, the other Parties shall be entitled to take the following actions, and the taking of such actions by the other Parties shall be without prejudice to the rights and remedies of the other Parties against the Party in default:

(1)	Proceed to Closing to the extent that is reasonably practicable;

(2)	Postpone the Closing to a date specified by it; or

(3)	Terminate this Agreement.

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7.2	If any Party (the "Defaulting Party") breaches any provision of this Agreement (including breach of any representation, warranties or undertaking, or failure to procure the occurrence or non-occurrence of a matter) and fails to cure its breach within thirty (30) days after receiving the written notice from the other party (the "Non-Defaulting Party") requiring it to cure its breach, or such breach is inherently irremediable, the Non-Defaulting Party shall have the right to terminate this Agreement upon prior written notice to the Defaulting Party. In such event, this Agreement shall terminate upon service of written notice from the Non-Defaulting Party to the Defaulting Party, and the Non-Defaulting Party shall not be liable to the Defaulting Party for any damages resulting from the termination of this Agreement.

7.3	If this Agreement is terminated pursuant to Sections 3.2.2, 7.2 and 7.7, upon the termination of the Agreement, all rights and obligations of the parties shall immediately cease, but termination shall not affect the rights and obligations of any party that have accrued prior to termination, including the right to seek indemnification from the other party in default for such default if the Agreement is terminated due to the default of such other party.

7.4	Section 8 (to the extent that they deal with each other with respect to post-termination clean-up and settlement) through to Section 13 shall continue in effect after such termination.

7.5	The Investors (including its successors and assigns) and its Affiliates, senior officers, directors, employees, professional consultants and agents (each an "Investor Indemnified Party") shall be indemnified and held harmless by the Company and the Warrantors (the "Indemnifying Party") for and against all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including but not limited to attorneys' and consultants' fees and expenses) (the "Losses") directly or indirectly suffered or incurred by the Investors, arising out of or resulting from:

(1)	Any breach of any representation, statement or warranty made by the Company and the Warrantors contained in the Transaction Documents;

(2)	Any breach of any undertaking or covenant made by the Company and the Warrantors contained in the Transaction Documents; and

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(3)	All Losses sustained or incurred by the Investors, the Investor Indemnified Party, or the Company as a result of any claim or cause of action of any subject or third party that arises out of any act, omission, event, condition, debt or liability of the Company that arose or existed prior to the Closing.

7.6	Notwithstanding anything to the contrary contained herein: (i) the Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 7.5 unless and until the aggregate amount of indemnifiable Losses recoverable from the Indemnifying Party equals or exceeds RMB500,000, in which case the Indemnifying Party shall be liable for the entire amount of such Losses; and (ii) the maximum aggregate amount of indemnifiable Losses recoverable from the Indemnifying Party arising from or in connection with reasons set forth in Section 7.5 shall not exceed the Investment Price, provided, however, that the foregoing clauses (i) and (ii) shall not apply to Losses arising out of, or in connection with, any inaccuracy in or breach of any Fundamental Representation or any representation and warranty made in the case of fraud, willful misconduct or willful misrepresentation.

7.7	If any Party is unable or delayed in performing its obligations under this Agreement as a result of Force Majeure Event, it shall be relieved of its liability in part or in full, depending on the effect of such Force Majeure Event, provided that it shall immediately notify the other Parties of the occurrence of such Force Majeure Event, and provide the other Parties with detailed information and evidence of such Force Majeure Event, explaining reasons for its inability to perform or delay in performing its obligations hereunder within fifteen (15) Business Days after the date of the occurrence of such Force Majeure Event.

7.8	If a Force Majeure Event prevents the achievement of the purposes of this Agreement, and the effects of such Force Majeure Event cannot be eliminated or diminished in any way, and the Parties fail to agree on how to achieve the purposes of this Agreement within thirty (30) calendar days after the date of such Force Majeure Event, then upon prior written notice to the other Party, any Party shall be entitled to terminate this Agreement without liability.

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8.	Confidentiality

8.1	Any Party shall keep confidential the Confidential Information. Except as expressly required by the relevant laws and regulations, the rules of the stock exchange on which any Party or its Affiliates are listed, governmental authorities, courts or arbitral bodies, or as described in Section 8.2 hereof, neither party shall disclose the Confidential Information of the other party in any manner to any other entity or person without the prior written consent of the other party concerned.

8.2	Any Party shall have the rights to:

(1)	Disclose the Confidential Information to its directors or employees or to the directors, partners or employees of its Affiliates or advisors;

(2)	Disclose the Confidential Information to its advisors who, in its reasonable judgment, need to know such Confidential Information for the purpose of rendering professional advice on the matters described in this Agreement.

8.3	Any Party shall ensure that its Affiliates, advisors and other persons who have access to Confidential Information pursuant to Section 8 of this Agreement maintain the confidentiality of the Confidential Information and undertake to comply with the provisions of Section 8 of this Agreement.

9.	Notices

9.1	All notices under or in connection with this Agreement shall be served in Chinese language or in a Chinese version by facsimile, personal delivery, registered mail or domestic or international courier to the Party concerned at the address set out below.

Investors

Address:           Lafang Building, No.13 Longjiang Road，Wanji Industrial Town, Longhu District, Shantou City, Guangdong Province

Postal Code: 515041

Contact Person: HUANG Xiaolan

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Company

Address:           Finance Department, 3/F, Shenzhen Pengai Medical & Cosmetic Hospital, No. 1122 Nanshan Avenue, Nanshan District, Shenzhen, Guangdong Province

Postal Code: 518054

Contact Person: WU Guanhua

Warrantors

Address:     Shenzhen Pengai Medical & Cosmetic Hospital, No. 1122 Nanshan Avenue, Nanshan District, Shenzhen, Guangdong Province

Postal Code: 518054

Contact Person: ZHOU Pengwu

9.2	A notice shall be deemed to have been given ("Delivery") at the following time:

(1)	If sent by facsimile, delivery is deemed to occur when the facsimile machine that sent the notice confirms successful delivery by transmission report (if that time is before 5:00 p.m., local time, on a business day of the recipient) or the next (1) business day (if that time is after 5:00 p.m., local time, on a business day of the recipient);

(2)	If sent by personal delivery, service shall be deemed to have been affected at the time of signature.

(3)	If sent by registered mail, postage prepaid, shall be deemed to be delivered five (5) business days after posting; or

(4)	If sent by domestic or international courier, shall be deemed delivered three (3) business days after posting.

9.3	Any Party shall have the right to change the information described in Section 9.1, provided that it shall notify the other Parties of the change in accordance with the requirements of Section 9.1 within two (2) Business Days prior to the change.

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10.	Governing Laws and Dispute Resolution

10.1	Governing Law

The conclusion and interpretation of this Agreement and settlement of disputes in connection with this Agreement shall be governed by the laws of Hong Kong Special Administrative Region of the People's Republic of China.

10.2	Dispute Resolution

(1)	Any Party irrevocably agrees that any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any non-contractual dispute arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre ("HKIAC") under the HKIAC Administered Arbitration Rules (the "Arbitration Rules") in force when the notice of arbitration is submitted. Any Party hereby irrevocably submits generally and unconditionally to the exclusive jurisdiction of HKIAC in respect of any such legal dispute or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Any Party agrees that it will not commence any suit or proceeding relating thereto, other than arbitration initiated at HKIAC, other than an action in a court of competent jurisdiction to enforce any judgment, decree or award of any HKIAC, as described in this Agreement.

(2)	In order to initiate the arbitration, any Party shall submit a notice of arbitration to HKIAC and all the other Parties at the address provided for notices under this Section 11, in accordance with the Arbitration Rules. The seat, or legal place of arbitration, shall be Hong Kong. The arbitration proceedings shall be conducted in Chinese. The arbitration tribunal shall consist of three (3) arbitrators. The claimant and the respondent in such dispute shall be entitled to appoint one (1) arbitrator in accordance with the Arbitration Rules. If a Party fails to appoint an arbitrator, such appointment shall be made by HKIAC. The two (2) arbitrators so appointed shall appoint the third arbitrator who will act as the presiding arbitrator of the tribunal. If such appointment fails to be made within thirty (30) days from the confirmation of the second arbitrator, the presiding arbitrator shall be appointed by HKIAC. The award rendered by the arbitration tribunal in such arbitration shall be final and binding upon the Parties. The Parties hereby agree not, to the extent permitted by applicable laws, to resort to any judicial proceeding in any jurisdiction seeking to annul, set aside, modify or reduce or impair any of its provisions or effect. Any Party may apply to any court of competent jurisdiction for enforcement of the arbitral award or an order of validation.

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(3)	Any Party further agrees that the means of giving notices provided in this Agreement shall constitute sufficient service of process and they further waive any argument that such service is not sufficient.

11.	Earnest Money

(1)	The Company shall remit the Investment Price to its account in the PRC as soon as possible and no later than 15 Business Days after the Closing.

(2)	After the Closing, the Company shall, at the time of the remittance of the Investment Price to its account in the PRC but no later than the 16th Business Day after the Closing, refund the Earnest Money of RMB 20,000,000 (as defined in the Original Agreements) to the bank account designated by the Investors then. Otherwise, the Company shall pay liquidated damages at the rate of 0.5% for each day of delay.

(3)	Except that this Agreement is terminated by AIH in accordance with Article 7.2 hereof due to the Investors' breach of this Agreement, if this Agreement is terminated for any other reason, the Company shall refund the Earnest Money of RMB 20,000,000 within 15 Business Days after the termination of this Agreement; if this Agreement is not terminated and the Closing fails to be completed by December 31, 2022, the Company shall refund the Earnest Money of RMB 20,000,000 on December 31, 2022.

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12.	Execution and Effectiveness

This Agreement shall become effective upon the date on which the authorized representatives of the Parties affix their signatures and company’s common seals to this Agreement, if applicable (the "Execution Date").

13.	Miscellaneous

13.1	Modification

No modification of the terms of this Agreement shall be effective unless made in writing and signed by the Parties.

13.2	Further Covenant

The Parties agree that, respectively, before and after the Execution Date, they shall take all necessary actions, including signing, delivery or implementation of all necessary documents, acts or other matters required by the Laws or reasonably requested by the other Party, for the purpose of this Private Placement.

13.3	Taxes

Unless otherwise provided for herein, the relevant taxes in relation to this Private Placement hereunder shall be borne by them respectively in accordance with the applicable relevant laws and regulations.

13.3.1	Any governmental fees levied and charged by any governmental authority in connection with this Private Placement hereunder shall be borne entirely by the Company.

13.3.2	The Parties shall bear their own transaction expenses incurred in connection with this Private Placement (including legal service fees, financial fees, etc.).

13.4	Waivers

Failure or delay on the part of any Party to exercise any right under this Agreement shall not operate as a waiver of the same. The previous exercise or partial exercise of any right under this Agreement on the part of any Party shall not preclude its further exercise of that or any other right.

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13.5	Severability

If any provision under this Agreement is or becomes invalid or unenforceable, the validity of the remaining provisions of this Agreement shall not be affected. The Parties shall endeavor to agree on terms that best reflect the business intent of the Parties at the time of signing in lieu of the invalid portion. If, during the implementation of this Agreement, modifications are required pursuant to mandatory provisions of law then in effect, the Parties shall modify the relevant provisions in accordance with the provisions of the relevant law.

13.6	Consensus

This Agreement constitutes a common understanding among the Parties with respect to the matters subject to this Agreement. In the event of any inconsistency between the Parties with respect to terms listed in this Agreement prior to or after the execution of this Agreement or contemporaneously with the terms of this Agreement, the provisions of the written agreement of the parties shall apply with respect to aforesaid terms.

13.7	Otherwise agreed

Any matters not covered in relation to this Agreement shall be subject to supplementary agreement between the Parties with mutual consent. This Agreement may not be amended, supplemented or modified except by an instrument in writing and executed by this Agreement of the Parties hereto.

13.8	Counterparts

This Agreement shall be executed in eight (8) originals and each shall have the same legal effect. Each Party shall keep one (1) original, and the remaining originals shall be submitted to relevant government authorities for handling relevant formalities of this Agreement.

13.9	Facsimile or. pdf Signature

This Agreement may be executed by facsimile or. pdf signature and such facsimile or. pdf signature shall constitute all the original counterparts.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

13.10	Third Party Rights

Any person or entity which is not a Party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce or to enjoy the benefit of any term of this Agreement.

(The remainder of this page is intentionally left blank, with signature pages and attachments hereto)

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(Signature Page to Share Subscription Agreement of Aesthetic Medical International Holdings Group Limited (as amended in 2022))

Aesthetic Medical International Holdings Group Limited (Seal)

Authorized Representative (Signature): Name：

(Signature Page to Share Subscription Agreement of Aesthetic Medical International Holdings Group Limited (as amended in 2022))

Shenzhen Pengai Hospital Investment Management Co., Ltd. (Seal)

Authorized Representative (Signature): Name：

(Signature Page to Share Subscription Agreement of Aesthetic Medical International Holdings Group Limited (as amended in 2022))

ZHOU Pengwu (Signature)

(Signature Page to Share Subscription Agreement of Aesthetic Medical International Holdings Group Limited (as amended in 2022))

DING Wenting (Signature)

(Signature Page to Share Subscription Agreement of Aesthetic Medical International Holdings Group Limited (as amended in 2022))

Lafang China Co., Ltd. (Seal)

Legal representative/authorized representative (Signature):

Name：

(Signature Page to Share Subscription Agreement of Aesthetic Medical International Holdings Group Limited (as amended in 2022))

Hainan Runming Biotechnology Co., Ltd. (Seal)

Legal representative/authorized representative (Signature):

Name：

(Signature Page to Share Subscription Agreement of Aesthetic Medical International Holdings Group Limited (as amended in 2022))

HAWYU (HK) LIMITED (Seal)

Authorized Representative (Signature):

Name：

SCHEDULE I

REPRESENTATIONS AND WARRANTIES

1.	Representations and Warranties of the Company and the Warrantors

Except for the information already disclosed by the Company to the Investors in writing, the Company and the Warrantors hereby represent and warrant to the Investors as follows:

1.1	Authorization and Authority

(1)	The Company is a company duly incorporated and validly existing under the laws of the Cayman Islands;

(2)	The Company has all requisite power and authority to execute and deliver this Agreement and each Transaction Document as one side to this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All corporate action on the part of the Company necessary for the authorization, execution and delivery of this Agreement and the performance of its obligations hereunder and thereunder has been duly taken by the Company as one side to this Agreement. Each Transaction Document, when executed and delivered, shall constitute valid and legally binding obligations of the Company, enforceable in accordance with its respective terms.

1.2	Shareholding Structure

(1)	Except as disclosed, as of the date hereof, the payment of the issued capital of the Company is in full compliance with the requirements of laws of Cayman Islands and Company’s Articles of Association. All of the issued capital of the Company is held by the Shareholders, free and clear of any Encumbrances. The Company has no legal or contractual obligation to provide any capital investment (whether by loan, capital contribution or otherwise) to any other Person;

Schedule I

(2)	The shareholders and their shareholding percentage in the currently effective shareholders' list of the Company can truly, accurately and completely reflect the issued share capital of the Company prior to this Private Placement.

1.3	Legal Establishment and Valid Existence

(1)	The Company has all approvals and authorizations necessary for continuous operation of its current business; it has obtained all licenses, approvals, registrations, filings and/or qualifications necessary for its legal establishment and valid existence, and the licenses, approvals, registrations, filings and/or qualifications remain in effect;

(2)	The Company operates legally. There is no illegal act that is sufficient to cause it to be ordered to rectify business or to revoke its Certificate of Incorporation, cancelled or subjected to administrative penalties by any governmental authority.

1.4	Compliance with Laws

The Company has been in compliance at all times with all applicable laws, including but not limited to the laws related to daily operations. All aspects of the Company's business comply with the requirements of laws and governmental orders. The Company has conducted and continues to conduct the business in accordance with all applicable laws and governmental orders, and the Company is not in violation of any such laws or governmental orders in the operation of the business. The Company has all franchises, permits, licenses and any similar authorization necessary for the conduct of its business. The Company is not in breach of any of such franchises, permits, licenses or other similar authorization in any respect. To the best knowledge of the Company, there is no reason which might render such franchises, permits, licenses or other similar authorization invalid or revoked.

Schedule I

1.5	No Conflict

If the Company as one side to this Agreement, the execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which it is a party do not and will not (a) violate, conflict with or result in breach of any provision of their respective constitutional documents (including but not limited to, the Articles of Association of the Company), if applicable, or (b) conflict with or violate (or cause an event or series of events which could have a Material Adverse Change as a result of) any law or governmental order applicable to it or its assets or business, or (c) conflict with, constitute a default under, require any consent under, or give to others any rights of termination, amendment, suspension, revocation or cancellation of, any agreement, license, permit or other instrument or binding arrangement to which the Company is a party or by which any of its assets or properties are bound or affected (which would have an adverse effect on its ability to perform its obligations under this Agreement or other Transaction Documents and consummate the transactions contemplated hereby or thereby).

(1)	Except for the information disclosed to the Investors, none of the Company's officers, directors or shareholders and their immediate family members (or immediate family members of their spouses) or other Affiliates owns any direct or indirect equity or financial interest in any Competitors, suppliers or customers of the Company, or owns, directly or indirectly, in whole or in part, or owns any other interests therein, or is indebted to the Company (the foregoing does not apply to a director who may be appointed by each of the major Investors of the Company, ADV and IDG);

(2)	The Company does not have any liability or any other obligation of any nature whatsoever to any of its officers, directors or shareholders, or to any relative or spouse (or relative of such spouse) who resides with, or is a dependent on, any such officer, director or shareholder, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company; and (iii) obligations under any employment agreement and/or applicable labour laws as a result of the employment;

Schedule I

(3)	Except for the information disclosed to the Investors, there are no connected transactions between the Company and its Affiliates, and there are no arrangements of the Company and any other Persons with respect to the transfer or sharing of revenue or profits of the Company or control, management, earnings, call options or other similar interests in the Company.

1.6	External Investment

Except for the information disclosed to the Investors, (1) the Company owns no direct or indirect equity interest or other investment interest or any rights to purchase any equity interest or other interest, including registered equity interest or beneficially owned interest, in any other company, enterprise, partnership, joint venture, association or other entities; (2) the Company is not a member of any partnership (nor is it engaged in any part of the business through any partnership), nor is it involved in any joint venture or similar arrangement, or assumes unlimited liability in any other investment; (3) the Company has not established any branches.

1.7	Guarantees and Contingent Liabilities

(1)	Except for the information disclosed to the Investors, the Company does not have any guarantee or counter-guarantee provided to other Persons by mortgage, pledge, lien or otherwise, or has accepted mortgage, pledge, lien or any other guarantee or counter-guarantee provided by other Persons.

(2)	Except as fully provided for or reserved against in the Company's audited consolidated balance sheet as of December 31, 2021, the Company has no liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether or not required by generally accepted accounting principles to be reflected in a consolidated balance sheet of the Company or disclosed in the notes thereto.

1.8	Major Assets

(1)	Except for the information disclosed to the Investors, the Company owns or has the legal right to use all properties and assets currently used or proposed to be used in the conduct of the business, including equipment, real properties, inventories, Intellectual Property, accounts receivable and contractual rights, and such assets are free and clear of any encumbrance.

Schedule I

(2)	All equipment of the Company is in good operational and maintenance condition, properly maintained according to the customary standard of the industry (with due regard to the service life and normal wear and tear) and is sufficiently adequate for its current purpose of use.

1.9	Intellectual Property

(1)	The Company has legal and valid ownership of and/or use right to all the Intellectual Property required for its current operation, and is free and clear of infringement upon the Intellectual Property of others. There is no dispute, third party claim or any mortgage, pledge or other security or restriction, and no administrative investigation and/or penalty notice, judicial decision or similar documents of other competent authorities restricting, terminating or otherwise affecting the continuous ownership and/or use of the relevant Intellectual Property by the Company has been received.

(2)	The Company has not licensed, transferred or promised to transfer the Intellectual Property to which it owns and/or uses to others; the relevant Intellectual Property, the right to use which the Company obtains its right to use through license or otherwise, is legal and valid, and has not infringed upon the Intellectual Property or other rights of others;

(3)	The Directors of the Company and all employees of the Company and consultants of the Company undertake a written obligation to maintain all confidential and proprietary information acquired by them during the course of their employment in confidence; and all rights and title to all inventions made by them within the scope of their employment during the course of their employment and for a reasonable period thereafter shall vest in the Company. None of such Persons has excluded any work or inventions from its assignment of inventions made by such Persons prior to their employment or consulting relationship with the Company pursuant to the proprietary information and inventions agreements of the Company's employees or consultants;

Schedule I

(4)	No third party has any rights or makes any claims on the Intellectual Property of the Company (whether it is currently owned or may be developed in the future). Neither the execution, delivery nor performance of this Agreement or the Transaction Documents or the completion of any of the transactions contemplated hereby or thereby will change or impair the Intellectual Property of the Company. There is no claim made by any third party that any Intellectual Property of the Company is works made for hire belonging to such third party and vested in such third party for reasons attributable to employees, part-time personnel or consultants of the Company (including but not limited to part-time employment, overseas investment, undertaking research and development projects commissioned by a third party other than the Company), nor has any other claim against the Company with respect to such disputed Intellectual Property.

1.10	Material Contracts

(1)	None of the contracts or agreements entered into by the Company and binding upon the Company contains any terms or agreements which restrict the Company from conducting its principal business or the transaction hereunder, or if there are terms or agreements restricting the transaction under this Agreement, has obtained a waiver of such restrictions from the relevant Parties;

(2)	The Company commits no material breach of contract under any contract materially affecting its finance and business, nor has the Company been subject to recourse by the other Parties thereto;

(3)	The Company has not received any notice of termination or cancellation of any material contract or breach thereunder.

1.11	Litigation and Administrative Penalty

(1)	Except for the information disclosed to the Investors, the Company is not currently involved in any material claims, litigation, arbitration, judicial investigation proceedings or administrative investigations or penalties;

Schedule I

(2)	None of the directors and senior management of the Company is currently involved in any material claims, litigation, arbitration, judicial investigation proceedings or administrative investigation or punishment in relation to the Company.

1.12	Labour Disputes and Labour Contracts

(1)	Except for the information disclosed to the Investors, the Company complies with all applicable laws relating to employment or labour relations in all respects, including but not limited to laws relating to equal opportunity, minimum wage, social insurance and housing provident fund, working hours, overtime payment, and vacation. The Company has, in a timely manner, (i) withheld and paid to the appropriate governmental authority all amounts required to be withheld from its employees as required by applicable laws, including withholding and payment of all individual income taxes and contributions to social security benefits (if any) payable by the Company’s employees; (ii) paid in full to the appropriate governmental authority all amounts required by applicable laws to be paid, including all contributions to social insurance payable by the Company , and (iii) paid to each employee of the Company all amounts required by applicable labour laws and applicable terms of employment applicable to such employee, including all salaries, overtime payments, bonuses, benefits, severance payments and all remuneration due to such employee;

(2)	Except for the information disclosed to the Investors, the Company and its employees have signed legal, effective and enforceable labour contracts, and the Company is not involved in any labour dispute, arbitration or litigation proceeding with its employees;

(3)	Except for the information disclosed to the Investors, subject to general principles concerning the termination of employee’s labour relationship and the mandatory provisions of applicable labour laws, the employment of each employee by the Company is terminable at the discretion of the Company.

1.13	Taxes

(1)	All tax certificates and reports in respect of the taxes payable by the Company have been submitted in a timely manner (taxes of the Company shall include taxes of the Company itself and taxes which the Company as the withholding agent is obligated to withhold);

Schedule I

(2)	All taxes required to be shown on tax certificates and reports or otherwise due have been paid in a timely manner, and such taxes provided for on the balance sheet of the Company have fully reflected all tax liabilities of the Company that have accrued but not yet become due for payment;

(3)	All such tax certificates and reports are true, accurate, complete and not misleading in all material respects, and there are no false and material errors in the amounts of taxes payable, applicable tax rates and permitted pre-tax deductions recorded on such certificates and reports;

(4)	No tax authority has proposed, formally or informally, an adjustment to such tax certificate and there is no basis for any such adjustment;

(5)	There are no pending or potential litigation or administrative proceedings against the Company with respect to any tax investigation, tax audit, assessment or collection of taxes;

(6)	The Company has not conducted any transaction or entered into any contract with the purpose of illegal tax avoidance;

(7)	The Company has withheld and paid all taxes required by applicable laws to be withheld and paid by it with respect to any amounts paid or payable to any employee, independent contractor, creditor, shareholder or other entities;

(8)	Since its incorporation, the Company has not violated the transfer pricing provisions under applicable tax laws and regulations, and all the transactions with its Affiliates have been conducted on an arm's length basis;

(9)	No increase in taxable income or decrease in deductions in taxable periods after the Closing will occur as a result of a change in accounting method that occurs prior to the Closing;

(10)	All tax or other fiscal preferences obtained by the Company are in compliance with applicable laws and will remain in full force and effect unless the applicable laws are changed.

Schedule I

1.14	Continuous Operation

The Company has been in continuous operation since its inception. There is no applicable court decision declaring the Company insolvent or bankrupt (or the like). There are no proceedings pending against the Company for insolvency or bankruptcy (or the like) and, to the best of the knowledge of the Company and each of the founders, no third party is about to commence such proceedings. No receiver, administrator or liquidation committee (or other person of a similar nature) has been appointed to liquidate the Company or any substantial part of its property or other assets. The Company is able to meet its obligations as they become due and its assets are sufficient to satisfy all of its liabilities.

1.15	After the Completion of the Transaction

(1)	The Company shall bear all undisclosed liabilities, underpayments, potential contingent tax liabilities (including but not limited to their own tax payment, payment, withholding and payment of any taxes, etc.), debt risks of liabilities of employment, social insurance and housing provident fund, risks of business operation qualification and compliance liability and risks of penalty in connection with the business and activities of the Company and its subsidiaries as well as civil, administrative and criminal liabilities and penalty risks in respect of any other possible illegal action.

(2)	If the Company and its subsidiaries are subject to penalties or losses brought by third parties after the Closing Date under circumstances existing before the Closing Date, such that the Investors as the shareholder or the Investors are subject to direct penalties or losses brought by third parties therefrom, the Company shall indemnify the Investors for all losses, liabilities, costs, charges and expenses suffered and borne by the Investors as a result thereof. The Parties agree that, in such case, the methods of indemnification that the Investors shall have the right to elect may include, without limitation, requesting the Company to pay cash compensation, etc., and the Investors' election to request the Company to pay cash compensation shall not constitute a waiver of the Investors' right to claim against the Company.

Schedule I

2.	Representations, Warranties and Covenants of the Investors

2.1	The Investors have all qualifications and/or capacity to execute and perform this Agreement. Neither the execution nor the performance of this Agreement will violate the liabilities and obligations under the existing effective agreements, covenants and arrangements with any third party, nor will it conflict with any liabilities and obligations owed to any third party.

2.2	None of the execution, delivery and performance by the Investors of this Agreement and the Transaction Documents to which it is one side to this Agreement will (a) violate, conflict with, or result in the breach of, its articles of association (or similar constitutional documents), or (b) violate or conflict with any Law or Governmental Order applicable to it.

2.3	The Investors have fully and comprehensively provided the Company with all documents and materials required for this Private Placement. Such documents and materials are true, accurate and complete, and the Investors have not retained any information which, if disclosed, may affect the execution or performance of this Agreement.

2.4	The funds used by the Investors to pay the Subscription Price are from lawful sources. None of them is expressly prohibited by the laws, regulations, rules and regulatory documents or relevant regulations applicable to the transaction.

2.5	Current Status of the Investors and Investment Intention

2.5.1	Experience. The Investors have sufficient knowledge and experience in financial and business matters to be able to evaluate the merits and demerits of an investment in the subscription shares and has so evaluated the merits and demerits of such investment. The Investors are able to bear the economic risk of such an investment, including the total loss of its investment.

2.5.2	Purchase for Own Account Only. The Investors are acquiring the purchased shares hereunder for the Investors' own investment account and not with a view to the resale, distribution or other disposition of the same in violation of the U.S. securities laws, or any other applicable state securities laws, or any other applicable laws. The Investors have no arrangement or understanding, directly or indirectly, with any other Person for the distribution or resale of, or any plan devised for the distribution or resale of, the Investors' purchased shares in violation of the U.S. securities laws, or any other applicable state securities laws, or any other applicable laws.

Schedule I

2.5.3	Solicitation. The Investors are not being linked through a purchase of the Shares from the market. The Investors are not in contact with the Company as a result of any general or public solicitation, general advertising or direct sale.

2.5.4	Restricted Securities. The Investors acknowledge and recognize that the Shares purchased are "restricted securities" that have not been registered under the U.S. securities laws, or any applicable state securities laws. The Investors acknowledge and recognize that without an effective registration under the U.S. securities laws, the purchased shares may only be (1) sold or otherwise transferred to the Company, (2) sold or otherwise transferred outside of the United States pursuant to Rule 904 of Regulation S under the Securities Act, or (3) sold or otherwise transferred pursuant to an exemption from registration under the U.S. securities laws.

2.5.5	Non-U.S. Citizen. The Investors are not a "U.S. person" as defined in Rule 902 of Regulation S under the U.S. securities act.

2.5.6	Offshore Transactions. The Investors have been advised and acknowledges that the Company is receiving an exemption from registration in the issuance of the Shares to the Investors pursuant to Regulation S under the U.S. securities laws. The Investors are purchasing the Shares in an offshore transaction in reliance upon an exemption from offshore transactions provided under Regulation S under the U.S. securities laws.

Schedule I